The Docs, Inc.

5235 S. Durango Dr., Suite 103

Las Vegas, Nevada 89113

Telephone: (702) 592-0261

July 13, 2022

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Re: The Docs, Inc.

File No.: 333-252720

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Docs, Inc., a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-252720) to become effective at 4:00 PM Eastern Standard Time on Monday, July 18, 2022, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 524-9151 or by email at tccesq@aol.com. Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ Mark A. Cole

Mark A. Cole

Chief Executive Officer